FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
NEW EXECUTIVE SALES APPOINTMENTS IN U.S.

VANCOUVER, CANADA, February 5, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces that it has appointed Matt Hughes, Vice-President Sales, Southern U.S. and Bill Harrison, Vice-President Sales, Northern U.S.

Since graduation from the University of Tennessee in 1983, Mr. Hughes has enjoyed a diverse and extensive career in the beverage industry. After 10 years in senior sales and management positions with a large regional bottler he moved to Cott Beverages as Senior Vice-President of Sales and Marketing. There he helped grow that company’s business from startup to the largest manufacturer of retail branded beverages with more than $800 million in sales. In 1996 Matt accepted the call of his first employer to help them turn around a flagging mid-West bottler, that he guided back to profitability. That job done, he was recruited as Chief Operating Officer of Jones Soda Co. of Seattle, Washington, where he remained until 2002. Immediately prior to joining Leading Brands, Matt was engaged in the launch, sales and marketing of several new beverage products.

For the past 13 years Bill Harrison has managed brand sales and development for the owners of Orangina® and Yoo-hoo® beverages, both within the United States and internationally. These products have seen impressive growth under his direction. Prior to its recent acquisition, Bill headed up Orangina® North America, leading the French brand to its first years of profitability in the U.S. Bill is experienced in building and coordinating a hybrid distribution system of the type preferred by Leading Brands.

Matt will work out of Atlanta, and Bill, the New York area. They will initially be responsible for the company’s business in the U.S. under the guidance of Pat Wilson, recently appointed President of our U.S. operation. Pat has held senior sales positions with Leading Brands for almost five years and has an admirable history with the company.

Leading Brands Chairman & CEO Ralph D. McRae said: “We are very pleased to be able to attract people of the caliber of both Bill and Matt. They have very complimentary skills and excellent records of achievement. Most importantly for me, they understand the need to profitably grow our business. They appreciate both the challenges and great opportunities of the marketplace today. Pat Wilson has a proven record of success with Leading Brands and his involvement will help Matt and Bill hit the street running. I look forward to working with them to build TREK®, Pez® 100% JuicesTM, Soy2OTM, Caesar® and our other unique brands in the United States and abroad.”

We will continue to provide corporate updates in our monthly newsletter on the first of each month, posted at www.LBIX.com.”

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Pez® 100% JuicesTM, Soy2OTM, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com